May 9, 2014

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark S. Webb

Re:	ServisFirst Bancshares, Inc. Registration Statement on Form S-1, as amended
(File No. 333-193401)

Acceleration Request

Requested Date: May 13, 2014

Requested Time: 3:00 PM Eastern Time

Ladies and Gentlemen:

ServisFirst Bancshares, Inc. (“Registrant”) hereby requests that the United States Securities and Exchange Commission (“Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorizes Paul S. Ware, an attorney with the Registrant’s outside legal counsel, Bradley Arant Boult Cummings LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Ware at (205) 521-8624, or in his absence to Charles Roberts, an attorney at Bradley Arant Boult Cummings LLP, at (205) 521-8122. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-1 effective to Mr. Ware via email at pware@babc.com and via mail at One Federal Place, 1819 Fifth Avenue North, Birmingham, Alabama 35203.

Sincerely,

SERVISFIRST BANCSHARES, INC.

By:	/s/ Thomas A. Broughton, III
Thomas A. Broughton, III
President and Chief Executive Officer

850 Shades Creek Parkway, Suite 200

Birmingham, Alabama 35209